EXHIBIT 99.1

Yamana Gold Reports Fatal Accident at Gualcamayo Mine

TORONTO, Feb. 02, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) deeply regrets to report that an accident occurred at the Company’s Gualcamayo mine in Argentina that has resulted in two fatalities.  The accident involved two employees of a local contractor travelling in a light truck on an access road at the Las Vacas exploration site, however, further details and exact cause are not known at this time.  The Company immediately dispatched first responders and emergency services personnel.

An investigation has been initiated and the Company is working with the local authorities and the contractor to determine the exact cause of the incident.

“On behalf of everyone at Yamana, our deepest sympathies and thoughts are with the families and friends of those involved in this tragic accident.  They had been working at Gualcamayo for many years and were well known at the operation,” said Daniel Racine, Yamana’s Executive Vice President and Chief Operating Officer.  “We are already working with local authorities and the contractor to investigate the causes of the incident. The safety of everyone at all of our sites is our highest priority.”

The contractor is based in Buenos Aires and is one of the largest heavy equipment rental companies in the Argentina providing leasing and maintenance services of heavy mobile, ancillary and auxiliary equipment, and have been working with the Company at Gualcamayo for over five years.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com